

07008845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 51269

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTL Trading, Inc.

OFFICIAL USE ONLY
45993
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 E. Central Parkway, Suite 2060
(No. and Street)

Altamonte Springs (City) FL (State) 32701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan C. Hinz, CFO (407) 741-5300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***



OATH OR AFFIRMATION

I, Jonathan C. Hinz, CFO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTL Trading, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Debra Denise Glenn
Commission #DD366781
Expires: NOV. 16, 2008
Bonded Thru Atlantic Bonding Co., Inc.

Notary Public

Signature

CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTL TRADING, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2007

INTL TRADING, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
INTL Trading, Inc.

We have audited the accompanying statement of financial condition of INTL Trading, Inc. (the "Company") as of September 30, 2007. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of INTL Trading, Inc. as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 21, 2007

INTL TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2007

ASSETS

Cash and cash equivalents, deposited with clearing organization	$ 13,268,945
Securities owned, at fair value	36,990,290
Receivable from clearing organization, net	990,156
Receivable from affiliated companies	51,241
Deposits with clearing organizations	291,917
Deferred income tax assets	25,155
Prepaid expenses and other assets	64,802
Other receivables	88,904
	$ 51,771,410

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 92,754
Securities sold, not yet purchased, at fair value	36,373,182
Payable to clearing organization	1,046
Accrued employee compensation	1,720,780
Accrued expenses	224,396
Income taxes payable to Parent	2,024,316
Payable to affiliated companies	92,188
Total liabilities	40,528,662
Stockholder's equity	
Common stock, $.01 par value, authorized 10,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	5,379,671
Retained earnings	5,863,067
Total stockholder's equity	11,242,748
Total liabilities and stockholder's equity	$ 51,771,410

See accompanying notes to financial statements.

INTL TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations

INTL Trading, Inc. ("the Company" or "INTL Trading") is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly-owned subsidiary of International Assets Holding Corporation ("the Parent"). On November 1, 2001, the Company began making markets in international equities and American Depositary Receipts ("ADR's"). In January 2003 the Company began trading international bonds and fixed income securities. The Company also engages in corporate debt origination, structuring and distribution.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. on a fully disclosed basis.

2. Summary of significant accounting policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash deposits with clearing organization and foreign currency. Cash deposits with clearing organization consist of cash, foreign currency and money market funds stated at cost, which approximate fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand. The Company is subject to concentration of credit risk as a substantial portion of its cash and cash equivalents are maintained at a single financial institution.

Foreign Currency

The value of foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on September 30, 2007. For foreign currency transactions completed during the fiscal year, the Company utilizes the foreign exchange rate in effect at the time of the transaction.

Financial Instruments

As of September 30, 2007, the carrying value of the Company's financial instruments including cash and cash equivalents, receivables, and accrued expenses approximate their fair values, based on the short-term maturities of these instruments and market interest rates. Additionally, the carrying value of securities owned and any securities and foreign currency sold, not yet purchased, approximate their fair value at September 30, 2007 as they are based on quoted market prices.

2. Summary of significant accounting policies (continued)

Valuation of Securities

Each listed security is valued at the last reported sale price on that day. Listed securities not traded on an exchange that day, and other securities, which are traded in the over-the-counter market, are valued at the market's current bid price for securities owned and current asked price for securities sold, not yet purchased. The value of a foreign security is determined in its functional currency on the exchange on which it is traded, which is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect following the close of the stock exchange in the country where the security is issued and traded.

Revenue Recognition

The revenues of the Company are derived principally from realized and unrealized trading income in securities purchased or sold for the Company's account. Realized and unrealized trading income (net dealer inventory and investment gains) are recorded on a trade date basis. The related clearing expenses are recorded on a trade-date basis as security transactions occur. Securities owned and securities sold, not yet purchased are stated at fair value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Fee income for structuring and arrangement of debt transactions is recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement. Interest income and expense are recorded on the accrual basis and dividend income and expense are recognized on the ex-dividend date.

Income Taxes

The Company files its Federal and state income tax returns in consolidation with the Parent. The amount of income tax expense allocated to the Company by the Parent represents Federal and State income taxes attributable to the income generated by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

3. Net capital requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2007, the Company's net capital was approximately $1,500,000 which was approximately $500,000 in excess of its minimum requirement of $1,000,000. Its ratio of aggregate indebtedness to net capital was 5.81 to 1.

During the year, the Company discovered that it had not been in compliance with its minimum net capital requirement at certain times in the past. The causes of the violations were remedied immediately. The Company complied with a request made by the SEC in October 2007 to amend its net capital filings for certain prior periods.

4. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

5. Income taxes

Income tax expense of $4,081,049 for the year ended September 30, 2007, represents Federal and state income taxes attributable to the Company's income reflected on the Parent's consolidated group tax filings.

	Current	Deferred	Total
Federal	$ 3,009,167	$ (4,697)	$ 3,004,470
State	1,078,262	(1,683)	1,076,579
	$ 4,087,429	$ (6,380)	$ 4,081,049

5. Income taxes (continued)

Total income tax expense for the year ended September 30, 2007 differed from the amounts computed by applying the U.S. Federal Income tax rate of 34% to income before income taxes as a result of the following:

	Amount	% of pretax Income
Computed "expected" tax expense	$ 3,358,192	34.0 %
Increase in income tax expense resulting from:		
State income taxes, net of Federal income tax benefit	710,542	7.2 %
Meals and entertainment expenses not deductible for tax purposes	12,315	0.3 %
	$ 4,081,049	41.5 %

Deferred income taxes as of September 30, 2007 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to a deferred tax asset, which as of September 30, 2007 consisted of $25,155 for a security valuation allowance.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected, future taxable income and tax planning strategies in making this assessment. As of September 30, 2007, based upon the projections for future taxable income, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

6. Related party transactions

Aggregate costs related to personnel of $10,555,121 for the year ended September 30, 2007, including certain employee benefit plans administered by the Parent, are allocated to the Company and charged monthly by the Company's Parent. An affiliated company owns the physical assets that the Company uses in its day-to-day activities. Allocated costs related to the lease of these physical assets of $110,636, for the year ended September 30, 2007, were charged by the affiliated company.

In addition, the Company pays certain expenses on behalf of its affiliates which are reimbursed on a current basis.

7. Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased at September 30, 2007 consist of trading and investment securities at fair value as follows:

	Owned	Sold, not yet purchased
Common stock and American depository receipts	$ 6,782,653	$ 6,244,100
Foreign ordinary stock, paired with its respective American depository receipt	30,016,888	30,129,082
Corporate and municipal bonds	134,611	
Foreign government obligations	56,138	
	$ 36,990,290	$ 36,373,182

8. Dividend expense, net

Dividend expense, net for the year ended September 30, 2007 is as follows:

Dividend income	$ 574,822
Dividend expense	(773,006)
	$ (198,184)

9. Receivable from clearing organization, net

At September 30, 2007, receivable from clearing organization consisted of the following:

Open transactions, net	$	1,600,909
Clearing fees and related charges		(610,753)
	$	990,156

10. Financial instruments with off-balance sheet risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2007 at fair values of the related securities (totaling $36,373,182). The Company will incur losses if the fair values of the securities increase subsequent to September 30, 2007.

11. Commitments and contingencies

The Company is obligated under various noncancelable operating leases for the rental of certain office equipment and services. Future aggregate minimum lease payments under noncancelable operating leases as of September 30, 2007 are approximately as follows:

Year ending September 30,		
2008	$	465,000
2009		136,000
	$	601,000

Rent expense associated with operating leases amounted to approximately $431,000 for the year ended September 30, 2007.

In August 2005, the Company executed a clearing agreement with the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Broadcort"). In December 2005, the Company began clearing its securities under this agreement. The agreement includes a $100,000 deposit and an initial term of three years. Thereafter there will be automatic one year renewal terms, unless the Company or Broadcort gives 90 days' notice of its intention not to renew either at the end of the initial term or any succeeding one year renewal period. In the event the Company does not use this 90 day notice provision and terminates the agreement effective before the conclusion of the initial three year term or any automatic extension period, the Company will immediately owe the greater of 1) the sum of all continuing minimum payments ($25,000 per month) through the end of the initial term or extension period or 2) the total value of the clearing deposit at the time of termination.

11. Commitments and contingencies (continued)

The Company's parent holding company, International Assets Holding Corporation ("IAHC"), has a $25,000,000 revolving credit facility from a commercial bank for working capital purposes. The total facility is committed until July 31, 2008. At September 30, 2007 the outstanding balance on the credit facility was $24,505,000. The Company has executed a limited guarantee in favor of the commercial bank. The total amount of the guarantee includes a Base Guarantee of $1,500,000 plus an Additional Guarantee equal to excess net capital existing at any time from the date on which an event of default occurs, less $500,000 and less the Base Guarantee amount. This contingent commitment at September 30, 2007 is equal to $4,179,516 ($1,500,000 Base Guarantee plus $2,679,516 Additional Guarantee).

Commencing on October 1, 2007 the Company agreed to pay dividends to International Assets Holding Corporation within 30 days after each fiscal quarter an amount equal to eighty percent of net income, provided that this requirement does not require the Company to distribute more than applicable regulations allow. The total quarterly dividend payable will be subject to a cap of $1,497,000.

The Company is subject to securities regulation by the SEC and FINRA and has responded to inquiries related to the Company's business as a market maker and its net capital reporting. The Company is awaiting response on these matters. The Company does not believe the resolution of these matters will have a material impact on the financial statements.

12. Employee benefit plan

Effective January 1, 2003, the Parent implemented a Savings Incentive Match Plan for Employees IRA ("SIMPLE IRA") in which the Company participates. All employees are eligible to participate in the SIMPLE IRA upon the later of (a) the plan's effective date (January 1, 2003) or (b) the employee's date of hire. Eligible employees may elect to contribute up to a maximum of $10,500 ($13,000 if over age 50) for 2007. The Company is required to provide an employer match of the employee's elective deferral on a dollar-for-dollar basis not to exceed the lesser of 3% of the employee's compensation or $10,500 for 2007 ($13,000 if over age 50). Each employee is 100% vested in both the employee and employer contributions at all times. For the year ended September 30, 2007 the employer match was $78,629.

13. Concentrations

For the year ended September 30, 2007, four customers made up approximately 80% of the Company's customer trading ticket volume. Trading ticket volume is not directly indicative of trading profitability.

14. Subsequent event

On November 16, 2007 the Company paid a dividend of $499,000 to International Assets Holding Corporation.


END